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SEC
Mail Processing
Section
FEB 27 2017
Washington DC
416

SEC FILE NUMBER
8- 36696

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gelber Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 N Orleans, 7th Floor
(No. and Street)

| Chicago | IL | 60654 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Franklin Gelber 312-427-7100
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

| One South Wacker, Suite 800 | Chicago | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Franklin Gelber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gelber Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



OFFICIAL SEAL
ANA GONZALEZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/04/19


Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Contents**


RSM

RSM US LLP

## Report of Independent Registered Public Accounting Firm

To the Member
Gelber Securities, LLC

We have audited the accompanying statement of financial condition of Gelber Securities, LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gelber Securities, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 24, 2017

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

**Gelber Securities, LLC**

**Statement of Financial Condition**
**December 31, 2016**

| | |
|---|---|
| **Assets** | |
| Cash | $ 695,593 |
| Money market funds | 707 |
| Securities purchased under agreements to resell | 63,046,111 |
| Securities owned (pledged $404,946,020) | 406,695,581 |
| Receivables: | |
| Clearing brokers | 76,174,176 |
| Other | 77,000 |
| Exchange membership, at cost (fair value $2,509,000) | 145,652 |
| Other assets | 164,977 |
| **Total assets** | $ 546,999,797 |
| | |
| **Liabilities and Member's Equity** | |
| Liabilities: | |
| Securities sold under agreements to repurchase | $ 36,504,866 |
| Payables | |
| Clearing brokers | 31,347 |
| Parent | 2,881 |
| Traders | 3,887,505 |
| Securities sold, not yet purchased | 440,206,100 |
| Accounts payable and accrued expenses | 498,484 |
| **Total liabilities** | 481,131,183 |
| | |
| Member's equity | 65,868,614 |
| | |
| **Total liabilities and member's equity** | $ 546,999,797 |

See Notes to Statement of Financial Condition.

### Note 1. Nature of Operations and Significant Accounting Policies

**Nature of operations**: Gelber Securities, LLC (the Company), a wholly owned subsidiary of Gelber Group, LLC (the Parent), is a registered securities broker-dealer. The Parent controls the day-to-day operations, business and affairs of the Company, including distributions and admittance of new members.

The Company enters into proprietary transactions, primarily U.S. Government securities, futures and options on futures, equities, equity options and exchange-traded funds and clears all transactions through other broker-dealers and the Parent. The Company's proprietary traders participate in the net trading revenue generated from their trading activities.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

A summary of the Company's significant accounting policies follows:

The Company follows generally accepted accounting principles (GAAP) established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of financial condition, results of operations and cash flows.

**Use of estimates**: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Fair value of financial instruments**: Investments are recorded on trade date and reflected at fair value.

**Securities and commodities transactions**: Securities and commodities transactions are recorded on trade date and carried at fair value based on quoted market prices. Realized and unrealized gains or losses are included in net trading gains.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as a receivable from clearing brokers on the statement of financial condition.

**Resale and repurchase agreements**: Securities purchased under agreements to resell (reverse repurchase or resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral as appropriate.

**Exchange membership**: The exchange membership includes shares in a derivatives exchange required to be held for operating purposes and, accordingly, is carried at historical cost.

## Note 1. Nature of Operations and Significant Accounting Policies (Continued)

**Income taxes**: The Company is a single-member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. The Parent is a limited liability company whose income or loss is includable in the tax returns of its members.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing an entity's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions that are not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2016.

Tax returns filed by the Parent are generally not subject to examination by federal and state taxing authorities for years before 2013.

**Recent accounting pronouncement:** In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (ASU 2016-02). The ASU requires management to recognize lease assets and lease liabilities by lessees for all operating leases. The ASU is effective for periods ending on December 15, 2018 and interim periods therein on a modified retrospective basis. The Company is currently evaluating the impact this guidance will have on the financial statements.

## Note 2. Receivable from and Payable to Clearing Brokers

Receivable from and payable to clearing brokers at December 31, 2016, consist of:

| | Receivable | Payable |
|---|---|---|
| Cash | $ 76,149,017 | $ 31,347 |
| Open trade equity of listed futures contracts, net | 25,159 | - |
| | $ 76,174,176 | $ 31,347 |

Securities owned, cash and financial instruments held at the Company's clearing brokers collateralize securities sold, not yet purchased and amounts due to the clearing brokers, if any, and may serve to satisfy regulatory capital or margin requirements. Pledged instruments that can be sold by the secured party are identified in the statement of financial condition.

## Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical instruments in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the instrument, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3. Inputs that are unobservable for the instrument and include situations where there is little, if any, market activity for the asset or liability.

The availability of observable inputs can vary from security-to-security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company's investments in money market funds, exchange-traded futures and U.S. Government obligations are valued using quoted market prices. The fair value of equity securities traded on a national securities exchange, or reported on the NASDAQ and the NYSE national markets, is based on the last reported sales prices on the day of valuation. The fair value of exchange-traded equity options and options on futures are based on the national bid/offer, and the fair value of all other derivative contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

The Company assesses the level of investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that causes the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

## Note 3. Fair Value of Financial Instruments (Continued)

The following summarizes the Company's assets and liabilities measured at fair value at December 31, 2016, using the fair value hierarchy:

| | Level 1 |
|---|---|
| **Assets** | |
| Money market funds | $ 707 |
| Securities owned | |
| U.S. Government obligations | 63,694,856 |
| Equity securities | 263,898,782 |
| Equity options | 78,955,693 |
| Options on futures | 146,250 |
| Total securities owned | 406,695,581 |
| Receivable from clearing brokers | |
| Futures, net | 25,159 |
| Total receivable from brokers | 25,159 |
| **Total assets at fair value** | $ 406,721,447 |
| **Liabilities** | |
| Securities sold, not yet purchased | |
| U.S Government obligations | $ 98,102,759 |
| Equity securities | 274,692,363 |
| Equity options | 67,410,978 |
| Total securities sold, not yet purchased | 440,206,100 |
| **Total liabilities at fair value** | $ 440,206,100 |

As of December 31, 2016, the Company had no Level 2 or Level 3 assets or liabilities.

Substantially all of the Company's assets and liabilities are considered financial instruments, except for the exchange membership, and are either already reflected at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

## Note 4. Derivative Financial Instruments and Offsetting

The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded equity options, options on futures, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

The Company's trading activities involve the use of risk management strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired effect.

These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

## Note 4. Derivative Financial Instruments and Offsetting (Continued)

As of December 31, 2016, the Company's derivative activities had the following impact on the statement of financial condition:

| Underlying Risk | Statement of Financial Condition Location | Assets | Liabilities | Total |
|---|---|---|---|---|
| Futures: | | | | |
| Interest rate | Receivable from clearing brokers | $ 18,492 | $ (1,128) | $ 17,364 |
| Index | Receivable from clearing brokers | 20,165 | (12,370) | 7,795 |
| | Total | $ 38,657 | $ (13,498) | $ 25,159 |
| Options: | | | | |
| Equity | Securities owned | $ 78,955,693 | $ - | $ 78,955,693 |
| Equity | Securities sold, not yet purchased | - | (67,410,978) | (67,410,978) |
| | Total | $ 78,955,693 | $ (67,410,978) | $ 11,544,715 |
| Options on futures: | | | | |
| Interest rate | Receivable from clearing brokers | $ 93,750 | $ - | $ 93,750 |
| Equity | Receivable from clearing brokers | 52,500 | - | 52,500 |
| | Total | $ 146,250 | $ - | $ 146,250 |

As of December 31, 2016, the Company holds derivative instruments, resale repurchase agreements that are either eligible for offset in the statement of financial condition and/or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

The following table provides disclosure regarding the potential effect of offsetting of recognized derivative instruments, resale and repurchase agreements presented in the statement of financial condition:

| Type of Instrument | Counterparty | Gross Amount of Recognized Assets (Liabilities) | Gross amounts offset in the Statement of Financial Condition | Net Amount Presented in the Statement of Financial Condition | Gross Amounts Not Offset in the Statement of Financial Condition |
|---|---|---|---|---|---|
| Futures Contracts | Counterparty A | $ 18,492 | $ (3,793) | $ 14,699 | $ - |
| Options on Futures | Counterparty A | 146,250 | - | 146,250 | - |
| Futures Contracts | Counterparty B | 20,165 | (9,705) | 10,460 | - |
| Reverse Repurchase Agreements | Counterparty C | 22,000,305 | - | - | 22,000,305 |
| Reverse Repurchase Agreements | Counterparty D | 41,045,806 | - | - | 41,045,806 |
| Repurchase Agreements | Counterparty D | (36,504,866) | - | - | (36,504,866) |
| | | $ 26,726,152 | $ (13,498) | $ 171,409 | $ 26,541,245 |

## Note 5. Collateral Under Resale and Repurchase Agreements

At December 31, 2016, the aggregate fair values of collateral obtained under overnight agreements to resell and securities deposited under repurchase agreements are substantially equal to the aggregate carrying values of the transactions reflected in the financial statements.

The fair value of collateral obtained under overnight agreements to resell at December 31, 2016, was approximately $63,046,000 of securities sold, not yet purchased. The fair value of assets pledged as collateral under repurchase agreements at December 31, 2016, was approximately $36,505,000 of securities owned.

## Note 6. Related-Party Transactions

The Company clears its futures and options on futures transactions through the Parent. At December 31, 2016, receivable from clearing brokers includes $1,164,682 due from the Parent.

The Parent provides various services, administrative support and office space to the Company. Payable to Parent of $2,881 at December 31, 2016, represents amounts payable under these arrangements.

## Note 7. Contingencies and Indemnifications

In the ordinary course of business, the Company is subject to various litigation, regulatory, and arbitration matters. Although the effects of these matters cannot be determined, management of the Company believes that their ultimate outcome will not have a material effect on the financial position of the Company.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

## Note 8. Financial Instruments

**Proprietary trading activities**: In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures, options on futures, equities, equity options and exchange-traded funds. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. An option contract conveys to the purchaser the right, but not the obligation, to buy or sell a financial instrument or commodity at a predetermined rate or price at a time in the future. These financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition.

**Market risk**: Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2016, at the fair values of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to December 31, 2016.

## Note 8. Financial Instruments (Continued)

**Credit risk**: Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company's exposure to credit risk on its equity swaps is reduced by the counterparty netting agreement. Netting is effective across products and cash collateral when so specified in the applicable netting agreement. The Company limits credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements. Also, the Company has entered into certain master netting agreements that provide for net settlement of certain transactions.

**Concentration of credit risk**: The Company enters into various transactions with broker-dealers and other financial institutions. Cash and derivative financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company, from time-to-time, maintains deposits with financial institutions in amounts that are in excess of federally insured limits; however, management does not believe that the Company is exposed to any significant credit risk.

## Note 9. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to $250,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined, and that the rate of aggregate indebtedness to net capital, both, as defined, not to exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change from day to day, but at December 31, 2016, the Company had net capital and net capital requirements of approximately $25,696,000 and $292,000, respectively. At December 31, 2016, the rate of aggregate indebtedness to net capital was 0.17 to 1.

## Note 10. Subsequent Events

The Company has evaluated subsequent events for potential recognition and /or disclosure through the date the financial statement was issued. On January 31, 2017, the Company distributed $1,000,000 to its Parent.